UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

March 9,2023

Messrs.

COMISIÓN NACIONAL DE VALORES

Subgerencia de Sociedades Emisoras

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material fact

Announcement – Extraordinary Meetings

of Holders of Class I and Class II Senior Notes

Dear Sirs:

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (indistinctly, “EDENOR” or the “Company”) in compliance with the applicable regulations, in order to inform that the Board of Directors of the Company resolved at its meeting held today to call an Extraordinary Meeting of Holders of Class I Senior Notes for April 25, 2023 at 10:00 a.m. on first call, and an Extraordinary Meeting of Holders and Class II Notes for the same day at 3:00 p.m. The Meetings will be held remotely through the Microsoft Teams system from the corporate headquarters located at Av.Del Libertador 6363, Autonomous City of Buenos Aires.

It is hereby stated for the record that the digital platform selected allows: a) the free accessibility of all participants to the Meeting; b) the possibility of participating in the Meeting with voice and vote through the simultaneous transmission of sound, images and words during the course of the entire meeting, ensuring the principle of equal treatment of all participants; and c) the recording of the entire Meeting in digital form and the preservation of a copy in digital format. Likewise, the possibility of participating in person at the corporate headquarters is guaranteed to those shareholders and/or other participants who so wish.

Yours faithfully.

Silvana E. Coria

Market Relations Officer.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina. Tel.: 4346-5400 Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 9, 2023